UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 03, 2018

Messrs.
Superintendencia del Mercado de Valores – SMV
Present. -

Attention: Dr. Alix Godos
                   General Superintendent of Behavior Supervision

Hereby, in accordance with the provisions of article 28 of the Securities Market Law - whose Sole Consolidated Text was approved by Supreme Decree No. 093-2002-EF- and by the Regulations on Relevant and Reserved Information Communications, approved by Resolution SMV N ° 005-2014-SMV/01, we comply with informing, as a Relevant Information Communication that today, our subsidiary GyM S.A. has been notified with an arbitration request submitted by Odebrecht Perú Ingeniería y Construcción S.A.C., Odebrecht Latinvest Perú Ductos S.A., Odebrecht S.A, Inversiones en Infraestructura de Transporte por Ductos S.A.C., Construtora Norberto Odebrecht S.A., Sucursal del Perú (“Odebrecht Group”).

By virtue of this arbitration request, the Odebrecht Group, among other claims, raises the question of the validity of the contract of subordination of rights and conditional transfer of subordinated rights subscribed on April 29, 2016 between the Odebrecht Group, Enagás S.A., GyM S.A., Graña y Montero S.A.A., Negocios de Gas S.A. and Gasoducto Sur Peruano S.A. (said agreement, including its respective addenda, the "Contract of Subordination and Transfer of Rights").

The Graña y Montero Group, together with its legal advisors, is currently evaluating the aforementioned arbitration petition. Notwithstanding this, we comply with indicating that, according to our internal analysis, the aforementioned Contract of Subordination and Transfer of Rights is a fully valid and enforceable agreement between the parties to said agreement.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: January 3, 2018